# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Commercial Bancgroup, Inc., CIK 0001981546
CUSIP: 20112C106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6710 Cumberland Gap Parkway, Harrogate, Tennessee (TN), 37752
Date of event which requires filing of this statement: 03/03/2026
Filed by CIK 0002088269
Persons authorized to receive notices and communications: Robertson Holding Company, L.P, c/o Commercial Bancgroup, Inc., 6710 Cumberland Gap Parkway, Harrogate, Tennessee (TN), 37752, (423) 869-5151

## Reporting persons
- Robertson Holding Company, L.P. (CIK 0002088269): type of reporting person: partnership (PN); citizenship or place of organization: Tennessee (TN); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John Adam Robertson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,132,072; shared voting power 30,409.5; sole dispositive power 1,132,072; shared dispositive power 30,409.5; aggregate amount beneficially owned 1,162,481.5 (8.5% of the class)
  Comment: Note to Rows 8 and 10: Includes (i) 26,659.5 shares of common stock, par value $0.01 per share ("Common Stock"), of Commercial Bancgroup, Inc. (the "Issuer") held by John Adam Robertson ("J. Robertson") jointly with his spouse, and (ii) 3,750 shares of Common Stock held directly by J. Robertson's spouse.
  
  Note to Rows 7 and 9: These shares of Common Stock include 19,141 shares held directly by J. Robertson and 1,112,931 shares held by the Edwin G. Robertson Children's Irrevocable Trust (the "EGR Trust"). J. Robertson is the sole trustee of the EGR Trust. J. Robertson disclaims beneficial ownership of the securities held by the EGR Trust except to the extent of his pecuniary interest therein, if any.
  
  Note to Row 13: The percentages reported in this Amendment No. 1 to Schedule 13D (this "Amendment") are based upon 13,697,986.5 shares of Common Stock outstanding as of March 24, 2026 (according to the Issuer's Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission (the "SEC") on March 24, 2026 (the "Form 10-K")).
- Aaron A. Robertson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,105,117; shared voting power 0; sole dispositive power 1,105,117; shared dispositive power 0; aggregate amount beneficially owned 1,105,117 (8.1% of the class)
  Comment: Note to Rows 7 and 9: Includes (i) 11,156.5 shares of Common Stock held directly by Aaron A. Robertson ("A. Robertson"), (ii) 2,500 shares of Common Stock held directly by a minor child of A. Robertson, and (iii) 1,091,460.5 shares of Common Stock held by the Craig E. Robertson Children's Irrevocable Trust (the "CER Trust"). A. Robertson is the sole trustee of the CER Trust. A. Robertson disclaims beneficial ownership of the securities held by the CER Trust except to the extent of his pecuniary interest therein, if any.
  
  Note to Row 13: The percentages reported in this Amendment are based upon 13,697,986.5 shares of Common Stock outstanding as of March 24, 2026 (according to the Form 10-K).
- Craig E. Robertson Children's Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: other (OO); sole voting power 0; shared voting power 1,091,460.5; sole dispositive power 0; shared dispositive power 1,091,460.5; aggregate amount beneficially owned 1,091,460.5 (8% of the class)
  Comment: Note to Row 13: The percentages reported in this Amendment are based upon 13,697,986.5 shares of Common Stock outstanding as of March 24, 2026 (according to the Form 10-K).
- Edwin G. Robertson Children's Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: other (OO); sole voting power 0; shared voting power 1,112,931; sole dispositive power 0; shared dispositive power 1,112,931; aggregate amount beneficially owned 1,112,931 (8.1% of the class)
  Comment: Note to Row 13: The percentages reported in this Amendment are based upon 13,697,986.5 shares of Common Stock outstanding as of March 24, 2026 (according to the Form 10-K).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Commercial Bancgroup, Inc.
Address of issuer's principal executive offices: 6710 Cumberland Gap Parkway, Harrogate, Tennessee (TN), 37752
Comment:
This Amendment amends and supplements certain information in the Schedule 13D filed with the SEC on October 8, 2025 (the "Original 13D") by Robertson Holding Company, L.P., a Tennessee limited partnership ("RHC"), J. Robertson, and A. Robertson. As of March 5, 2026, RHC ceased to be the beneficial owner of more than five percent of the outstanding shares of Comon Stock and is no longer a Reporting Person (as defined below) after the filing of this Amendment.

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment is being jointly filed by RHC, J. Robertson, A. Robertson, the CER Trust, and the EGR Trust (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is c/o Commercial Bancgroup, Inc., 6710 Cumberland Gap Parkway, Harrogate, Tennessee 37752.
Present principal occupation or employment:
J. Robertson and A. Robertson currently serve on the Issuer's board of directors.

The CER Trust is an estate planning trust established under the laws of the State of Tennessee. A. Robertson serves as the sole trustee of the CER Trust and has sole voting power and sole dispositive power over the shares of Common Stock held by the CER Trust.

The EGR Trust is an estate planning trust established under the laws of the State of Tennessee. J. Robertson serves as the sole trustee of the EGR Trust and has sole voting power and sole dispositive power over the shares of Common Stock held by the EGR Trust.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of RHC, the CER Trust and the EGR Trust is organized or formed under the laws of the State of Tennessee, and each of J. Robertson and A. Robertson is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Each of the CER Trust and EGR Trust is an estate planning trust established under the laws of the State of Tennessee. The source of the funds for each of J. Robertson and A. Robertson is personal funds and equity grants from the Issuer based on their service to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: Between March 3, 2026 and March 6, 2026, shares of Common Stock were transferred from RHC to the CER Trust and EGR Trust, respectively, in connection with the distribution of the assets of RHC to its limited partners. No purchase price was paid specifically for the transfer of such shares of Common Stock to the EGR Trust and CER Trust.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
J. Robertson purchased 266 shares of Common Stock on January 30, 2026, at a price of $26.20 per share.

Except as reported herein, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment, other than the transfer by RHC to the EGR Trust and the CER Trust of 1,112,931 shares and 1,091,460.5 shares, respectively, of Common Stock. No purchase price was paid specifically for the transfer of such shares of Common Stock to the EGR Trust and CER Trust.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 5, 2026, RHC ceased to be the beneficial owner of more than five percent of the outstanding shares of Comon Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 2(C), 3, and 4 of this Amendment are incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A -- Joint Filing Agreement, dated April 27, 2026.

## Signatures
- Robertson Holding Company, L.P.: /s/ John Adam Robertson, John Adam Robertson, General Partner (04/27/2026)
- Robertson Holding Company, L.P.: /s/ Aaron A. Robertson, Aaron A. Robertson, General Partner (04/27/2026)
- John Adam Robertson: /s/ John Adam Robertson, John Adam Robertson (04/27/2026)
- Aaron A. Robertson: /s/ Aaron A. Robertson, Aaron A. Robertson (04/27/2026)
- Craig E. Robertson Children's Irrevocable Trust: /s/ Aaron A. Robertson, Aaron A. Robertson, Sole Trustee (04/27/2026)
- Edwin G. Robertson Children's Irrevocable Trust: /s/ John Adam Robertson, John Adam Robertson, Sole Trustee (04/27/2026)